SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/ Recommendation Statement

Pursuant to Section 14(d)(4)
of the Securities Exchange Act of 1934

Southwestern Life Holdings, Inc.

(Name of Subject Company)

Southwestern Life Holdings, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

845606 10 2

(CUSIP Number of Class of Securities)

James L. Young

Senior Vice President, General Counsel and Assistant Secretary
Southwestern Life Holdings, Inc.
717 North Harwood Street
Dallas, Texas 75201
(214) 954-7111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to

Mary R. Korby
Weil, Gotshal & Manges LLP
100 Crescent Court, Suite 1300
Dallas, Texas 75201
(214) 746-7700

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

      The name of the subject company is Southwestern Life Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 717 North Harwood Street, Dallas, Texas 75201. The telephone number of the Company at its principal executive offices is (214) 954-7111.

      The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Schedule”) relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of April 26, 2001, there were 9,059,000 Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person.

  Name and Address.

      The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule, are set forth in Item 1 above.

  Tender Offer.

      This Schedule relates to the tender offer by SW Holdings Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Swiss Re Life & Health America Holding Company, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2001 (as amended and supplemented from time to time, “Schedule TO”), to purchase all of the Shares issued and outstanding at a price of U.S. $18.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2001 and filed as Exhibit (a)(1)(A) to Schedule TO (the “Offer to Purchase”) and the related Letter of Transmittal filed as Exhibit (a)(1)(B) to Schedule TO (the “Letter of Transmittal,” which with the Offer to Purchase, as they may be amended and supplemented from time to time, together constitute the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated by reference herein in their entirety.

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 26, 2001, by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), following the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Parent, Purchaser or the Company and Shares held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer (the “Merger Consideration”). The summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (a)(3) hereto and is incorporated herein by reference in its entirety.

      Schedule TO states that the principal executive offices of Parent are located at 175 King Street, Armonk, New York 10504, and the telephone number of Parent at that address is (914) 828-8000. Purchaser’s principal offices are located at 969 High Ridge Road, Stamford, Connecticut 06905, and the telephone number of Purchaser at that address is (203) 321-3122.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

      Except as described in this Schedule or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

  Certain Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

      Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company’s directors, executive officers and affiliates are more fully described in the Company’s Information Statement attached to this Schedule as Annex A (the “Information Statement”). The Information Statement is being furnished to the Company stockholders pursuant to Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 issued under the Exchange Act in connection with Purchaser’s right (promptly upon the purchase by Purchaser of such number of Shares as represent at least a majority of the outstanding Shares) to designate persons to serve on the board of directors of the Company (the “Board”) other than at a meeting of the Company stockholders. The Information Statement is incorporated herein by reference in its entirety.

      Transaction Bonuses. The Company has agreed to pay, and the Board has approved the payment of, bonuses in connection with the Offer and the Merger (the “Transaction Bonuses”) to the following executive officers in the amounts indicated below:

David A. Commons	$300,000

James L. Young	$82,500

  Certain Arrangements Between the Company and Purchaser and/or Parent or Their Respective Executive Officers, Directors and Affiliates.

      Certain contracts, arrangements or understandings between the Company or its affiliates and Purchaser and/or Parent or their respective directors, executive officers and affiliates are more fully described in Section 9 of the Offer to Purchase, which is incorporated by reference in this Schedule.

      Merger Agreement. A summary of the material terms of the Merger Agreement and a description of the Offer and the Merger are contained in Sections 1 and 11 of the Offer to Purchase and are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (a)(3) to this Schedule and is incorporated herein by reference.

      Indemnification of Directors and Officers. In the Merger Agreement, Parent has agreed to cause the certificate of incorporation and bylaws of the surviving company to include provisions with respect to indemnification at least as favorable as those contained in the certificate of incorporation and bylaws of the Company, as in effect on the date of the Merger Agreement and to not amend, repeal or otherwise modify those provisions, for a period of at least six years from the Effective Time, in any manner that would adversely effect the rights of the individuals who, as of the date of the Merger Agreement, are officers or directors of the Company or its subsidiaries with respect to acts or omissions occurring after June 13, 2000, the date of the recapitalization of the Company (the “Recapitalization Effective Date”), but prior to the Effective Time. In addition, Parent and the surviving corporation are obligated to indemnify, to the fullest extent permitted by applicable law, each person who is or was after the Recapitalization Effective Date, or prior to the Effective Time becomes, an officer or director of the Company or any of its subsidiaries against all losses, damages, and other costs and expenses occurring after the Recapitalization Effective Date that are based on or arising out of the fact that such person is or was an officer or director of the Company or a subsidiary. Parent has agreed that in the event that it transfers or disposes of a significant amount of assets, it shall purchase and maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time, claims-made directors’ and officers’ insurance and indemnification policies in coverage amounts at least as much and on terms and conditions comparable to such policies maintained by the Company as of the date of the Merger Agreement.

      Pursuant to the Merger Agreement, the indemnification and directors’ and officers’ insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not parties to the

Merger Agreement). The summary of these provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (a)(3) hereto and is incorporated herein by reference in its entirety.

      Stock Options. Each option or right to acquire Shares granted under any agreement to which the Company or any of its subsidiaries is a party which is outstanding on the Effective Date of the Merger, regardless of whether such options or other rights have vested (the “Existing Stock Options”) will be converted into and will represent only the right to receive an amount in cash, without interest, with respect to each Share subject thereto equal to the excess, if any, of the Merger Consideration over the exercise price of such Existing Stock Option. On the Effective Date, each holder of an Existing Stock Option will be entitled to receive, in full satisfaction of the Existing Stock Options held by such holder, an amount in cash without interest in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price of such Existing Stock Option and (ii) the number of Shares subject to such Existing Stock Option (such amount being hereinafter referred to as the “Option Consideration”). Each Existing Stock Option will be canceled on the Effective Date. The payment will be reduced by any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of such Existing Stock Option. The summary of this provision of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (a)(3) hereto and is incorporated herein by reference in its entirety.

      Voting and Tender Agreement. A summary of the material terms of the Voting and Tender Agreement dated as of April 26, 2001 (the “Tender Agreement”), by and among certain stockholders of the Company, Parent, Purchaser, and (for limited purposes) the Company, is contained in Section 11 of the Offer to Purchase and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference in its entirety.

Item 4.  The Solicitation or Recommendation.

  Recommendation.

      At a meeting held on April 26, 2001, the Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the terms of the Offer and the Merger, are fair to, and in the best interests of, the holders of the Shares and (2) approved and adopted the Merger Agreement, the Tender Agreement and the transactions contemplated thereby, including the terms of the Offer and the Merger. The Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

      A copy of a letter to the Company’s stockholders communicating the recommendation of the Board is filed as Exhibit (a)(4) hereto and incorporated herein by reference.

  Reasons for Recommendation.

      A summary of the background discussions leading to the execution and delivery of the Merger Agreement is described in Section 11 of the Offer to Purchase, which is incorporated by reference in this Schedule.

      In arriving at its decision to recommend that the Company’s stockholders tender their Shares pursuant to the Offer, the Board gave careful consideration to the following material favorable factors, among others:

•	The fact that the A.M. Best Company, the principal rating agency for the insurance industry, did not upgrade the rating of Southwestern Life Insurance Company, the Company’s principal insurance subsidiary, to A- (Excellent) or above during 2000.

•	The likelihood that Southwestern Life Insurance Company would not receive a rating upgrade to A- (Excellent) or above from the A.M. Best Company before late 2001, and the possibility that Southwestern Life Insurance Company would not receive such an upgrade at all.

•	The likelihood that, without upgrade to a rating of A- (Excellent) or above by the A.M. Best Company, Southwestern Life Insurance Company’s sales of life insurance products through independent insurance brokers would remain level or could decline over time and would not increase.

•	The fact that Southwestern Life Insurance Company’s efforts to generate sales of certain life, critical illness, accident and limited benefit health insurance products through a newly formed network of exclusive insurance agents had not produced significant positive results by the end of 2000.

•	The fact that the Company needed to increase sales of its insurance products substantially in order to cover fixed costs and achieve appropriate coverage of overall expenses.

•	The opinion, dated April 26, 2001, of Dresdner Kleinwort Wasserstein, Inc. (“Dresdner Kleinwort Wasserstein”) to the Board as to the fairness, from a financial point of view and as of such date, of the $18.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates). The full text of Dresdner Kleinwort Wasserstein’s written opinion dated April 26, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Dresdner Kleinwort Wasserstein, is attached hereto as Exhibit (a)(5) and is incorporated herein by reference. The opinion of Dresdner Kleinwort Wasserstein is directed only to the fairness, from a financial point of view, of the $18.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

•	The fact that, in the Board’s judgment, the $18.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) represents the full value of the Company and its business.

•	The fact that the $18.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) represents a premium of approximately 50% over the market price for Shares immediately prior to announcement of the proposed transaction.

•	The fact that the Merger Agreement did not contain a financing or other significant condition.

•	The financial strength and reputation of Parent and its affiliates.

•	The fact that the transaction was to be initiated by the Offer for cash, thus providing an expedited means of payment to stockholders for their Shares and increasing the likelihood of an expeditious and successful closing of the transaction.

•	The likelihood that the transaction would receive all necessary regulatory approvals, including approval of the Texas Department of Insurance.

•	The fact that Parent and its affiliates had conducted an extensive due diligence review of the Company and its affiliates in early 2000 as part of the Company’s bankruptcy reorganization and accordingly were already familiar with and knowledgeable concerning the Company and its businesses.

      The Board weighed the foregoing factors against the following negative considerations:

•	The covenant in the Merger Agreement restricting the Company’s ability to solicit or entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring the Company to pay a $6,000,000 termination fee if the Merger Agreement is terminated under certain circumstances.

•	The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the consummation of the Merger, as well as various other restrictions imposed on the Company prior to the consummation of the Merger.

      The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

  Intent to Tender.

      To the knowledge of the Company, after making reasonable inquiry, all of its executive officers, directors and their affiliates intend to tender all Shares that are held of record or are beneficially owned by them (other than Shares subject to options and other than Shares, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act). The foregoing does not include Shares over which, or with respect to which, any executive officer, director or affiliate acts in any fiduciary or representative capacity, is unable to exercise the power to tender or is subject to the instructions of a third party with respect to such tender.

Item 5.  Persons/ Assets Retained, Employed, Compensated or Used.

      The Company retained Dresdner Kleinwort Wasserstein to render an opinion to the Board of Directors in connection with the Offer and the Merger. Pursuant to the terms of the engagement of Dresdner Kleinwort Wasserstein, the Company has agreed to pay Dresdner Kleinwort Wasserstein an aggregate fee of $350,000 for its services in connection with its opinion. The Company also has agreed to reimburse Dresdner Kleinwort Wasserstein for reasonable out-of-pocket expenses, including fees and expenses of legal counsel, and to indemnify Dresdner Kleinwort Wasserstein and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the engagement of Dresdner Kleinwort Wasserstein. Dresdner Kleinwort Wasserstein and its affiliates in the past have provided investment banking and financial services to the Company and certain affiliates of Parent unrelated to the Offer and the Merger, for which services Dresdner Kleinwort Wasserstein has received compensation. In the ordinary course of business, Dresdner Kleinwort Wasserstein and its affiliates may actively trade or hold the securities of the Company and affiliates of Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

      Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

      No transactions in the Shares have been effected in the past 60 days by the Company, or to the Company’s knowledge, any of its executive officers, directors, affiliates or subsidiaries.

Item 7.  Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Schedule, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (1) a tender offer for or other acquisition of securities of the Company, (2) any extraordinary transaction, such as a merger or reorganization or liquidation, involving the Company or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (4) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

      Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

      Information Statement. The Information Statement attached hereto as Annex A is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to serve on the Board other than at a meeting of the Company’s stockholders, and is incorporated herein by reference in its entirety.

      Delaware Law. The Offer and the Merger are subject to certain provisions of Delaware law relating to appraisal rights and short-form and other mergers. A discussion of these laws is set forth in Section 12 to the Offer to Purchase, which is filed as Exhibit (a)(1) to this Schedule and incorporated herein by reference.

      Certain Regulatory Approvals. The acquisition of Shares by Purchaser pursuant to the Offer and the Merger is subject to the review and clearance requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and approval by the insurance department of the State of Texas is also required. A discussion of these conditions is set forth in Sections 14 and 15 to the Offer to Purchase, which is filed as Exhibit (a)(1) to this Schedule and incorporated herein by reference.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated May 11, 2001 (incorporated by reference to Exhibit (a)(1)(A) of Swiss Re Life & Health America Holding Company and SW Holdings Inc. Schedule TO filed with the Securities and Exchange Commission on May 11, 2001)
(a)(2)	Form of Transmittal Letter (incorporated by reference to Exhibit (a)(1)(B) of Swiss Re Life & Health America Holding Company and SW Holdings Inc. Schedule TO filed with the Securities and Exchange Commission on May 11, 2001)
(a)(3)	Agreement and Plan of Merger dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and Southwestern Life Holdings, Inc. (incorporated by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001)
(a)(4)	Letter to stockholders from the Board of Directors of Southwestern Life Holdings, Inc. dated as of May 11, 2001*
(a)(5)	Opinion of Dresdner Kleinwort Wasserstein, Inc. dated April 26, 2001*
(e)(1)	Voting and Tender Agreement dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and certain stockholders of Southwestern Life Holdings, Inc. (incorporated by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001)

*	Included with Schedule 14D-9 mailed to stockholder.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JAMES L. YOUNG

James L. Young
Senior Vice President and General Counsel

Dated:  May 11, 2001

ANNEX A

SOUTHWESTERN LIFE HOLDINGS, INC.

717 North Harwood Street
Dallas, Texas 75201
(214) 954-7111
Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934, as Amended,
and Rule 14f-1 Thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

      This information statement (this “Information Statement”) is being mailed on or about May 11, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule”) of Southwestern Life Holdings, Inc. (the “Company”) to the holders of record of shares of common stock, par value $0.01 per share (the “Shares”). The Schedule relates to the Offer to Purchase dated May 11, 2001 of SW Holdings Inc. (“Purchaser”), a wholly-owned subsidiary of Swiss Re Life & Health America Holding Company (“Parent”), to purchase the Shares at a price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Parent to a majority of the seats on the board of directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger dated as of April 26, 2001, by and among the Company, Parent and Purchaser (the “Merger Agreement”).

      The Merger Agreement provides that, promptly upon the purchase by Purchaser of at least a majority of the Shares, on a fully-diluted basis, by Purchaser pursuant to the Offer, Parent will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of the number of directors on the Board (giving effect to any increase in the number of directors pursuant to Merger Agreement) and the percentage that the number of Shares owned by Parent, Purchaser and their affiliates bears to the number of outstanding Shares. The Company has agreed in the Merger Agreement to use its best efforts to, upon request by Parent, promptly, at the Company’s election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Parent’s designees (the “Designees”) to be so elected or appointed. The Company will also use its best efforts to cause the Designees to constitute at least the same percentage as such individuals represent on the Board of (1) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (2) each board of directors of each subsidiary of the Company and (3) each committee of each such board. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Company will use its best efforts to ensure that two of the members of the Board who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company or affiliates of the Parent shall remain members of the Board until the Effective Time.

      The Offer, the Merger and the Merger Agreement are more fully described in the Schedule to which this Information Statement is attached as Annex A, which was filed by the Company with the Commission on May 11, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is required by Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

      The Purchaser commenced the Offer on May 11, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 15, 2001.

THE PARENT DESIGNEES

      The information contained in this Information Statement (including information incorporated by reference) concerning the Parent and the Designees has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy or completeness of such information.

      Parent has informed the Company that the Designees will be selected by Parent from among any of the directors and executive officers of Parent, Purchaser and Schweizerische Rueckversicherungs-Gesellschaft, a Swiss corporation and the ultimate parent of Parent (“Ultimate Parent”) set forth below. The following table sets forth certain information with respect to individuals Parent may appoint as Designees (including age as of the date hereof, current principal occupation or employment, five-year employment history and citizenship). The business address of each director or executive officer of Parent is 175 King Street, Armonk, New York 10504. The business address of each director or executive officer of Purchaser is 969 High Ridge Road, Stamford, Connecticut 06905 and the business address of each director or executive officer of Ultimate Parent is Mythenquai 50/60, CH-8022, Zurich, Switzerland.

			Principal Occupation,
			Business Address and Five-
			Year Employment History
			(if not position with, or not
		Position with Ultimate	business address of, Ultimate
Name	Age	Parent, Parent or Purchaser	Parent, Parent or Purchaser)	Citizenship

Peter Forstmoser	58	Chairman of the Board of Directors of Ultimate Parent	Professor of Law, University of Zurich (Present); Partner, Niederer Kraft & Frey (law firm) (1975-Present)	Swiss
Thomas W. Bechtler	51	Director of Ultimate Parent	Managing Director, Hesta AG, Seestrasse 21, CH-8700 Kusnacht (1982-Present)	Swiss
George L. Farr	60	Director of Ultimate Parent; Director of Parent	Principal, Muirhead Holdings, LLC, 9 Greenwich Office Park, Greenwich, CT 06831 (Present); Chairman, Covanta Energy, 2 Penn Plaza, New York, NY (1999-Present); Vice Chairman, American Express Company, USA (1995-1998)	USA
Rajna N. Gibson	38	Director of Ultimate Parent	Professor of Financial Economics, Swiss Banking Institute, University of Zurich, Plattenstrasse 14, CH-8032 Zurich (Present); Professor of Finance, University of Lausanne, Switzerland (1991-2000)	Swiss
Bénédict G.F. Hentsch	52	Director of Ultimate Parent	Managing Partner, Darier Hentsch & Cie, P.O. Box 5045, CH-1211 Geneva 11	Swiss
Ernesto N. Jutzi	68	Director of Ultimate Parent	Retired (Present); CEO of Swiss Re Zurich 1993-1995	Swiss

			Principal Occupation,
			Business Address and Five-
			Year Employment History
			(if not position with, or not
		Position with Ultimate	business address of, Ultimate
Name	Age	Parent, Parent or Purchaser	Parent, Parent or Purchaser)	Citizenship

Walter B. Kielholz	50	Managing Director, Chief Executive Officer and Member of Executive Board of Ultimate Parent; Director of Parent	C/o Ultimate Parent (Present Business Address)	Swiss
Jorge Paulo Lemann	61	Director of Ultimate Parent	Managing Partner, G.P. Investimentos, Av. Brig. Faria Lima 3729, 7(LOGO)Andar, 04538-905 São Paulo, SP, Brazil (Present); Founding Partner, Banco de Investimentos Garantia S.A. (1971-1998)	Brazil and Swiss
Lukas Mühlemann	50	Vice Chairman of Board of Directors of Ultimate Parent	Chairman and Chief Executive Officer, Credit Suisse Group, Parade platz 8, CH-8070 Zurich (Present); Managing Director & CEO, Ultimate Parent (1994-1996)	Swiss
Walter H. Anderau	54	Division Head - Communications and Human Resources, Member of the Executive Board of Ultimate Parent	Vice President, Corporate Affairs, Kraft Jacobs Suchard AG, Zurich (1987-1998)	Swiss
H. Andreas Beerli	50	Chief Executive Officer, Americas Division, Member of the Executive Board of Ultimate Parent; Director of Parent	Swiss Reinsurance America Corp., 175 King Street, Armonk, New York 10504 (Present Business Address); Managing Director, Swiss Re Italia, S.p.A. (1997-1999)	Swiss
Giuseppe A. L. Benelli	47	Chief Investment Officer, Member of the Executive Board of Ultimate Parent	Chief Investment Officer, Bank Leu Ltd., Zurich, Switzerland (1988-1999)	Swiss
John R. Coomber	52	Division Head - Swiss Re Life & Health, Member of the Executive Board of Ultimate Parent; Director of Parent	C/o Swiss Re Life & Health, International Financial Centre, Old Broad Street, London EC2N 1HQ	British
Jacques E. Dubois	52	Deputy Division Head - Swiss Re Life & Health, Member of the Executive Board of Ultimate Parent; Director and Chairman & Chief Executive Officer of Parent	C/o Parent (Present Business Address); formerly with Life Re Corp. & certain of its subsidiaries as President and COO (1988-1998)	USA

			Principal Occupation,
			Business Address and Five-
			Year Employment History
			(if not position with, or not
		Position with Ultimate	business address of, Ultimate
Name	Age	Parent, Parent or Purchaser	Parent, Parent or Purchaser)	Citizenship

John H. Fitzpatrick	44	Chief Financial Officer, Member of the Executive Board of Ultimate Parent; Director of Parent	C/o Ultimate Parent (Present Business Address); Senior Managing Director, Securitas Capital, LLC (1998); Senior Managing Director, Zurich Centre Resources, Schaumburg, IL (1996-1997); Executive Vice President, Kemper Corporation (1993-1996)	USA
John J. Hendrickson	40	Division Head - Swiss Re Capital Partners, Member of the Executive Board of Ultimate Parent; Director of Parent	Swiss Re Capital Partners (US), 150 California Street, San Francisco, CA 94111	USA
Rudolf Kellenberger	56	Deputy CEO and Head of Non-Life Operations, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	Swiss
Michel M. Liés	46	Division Head - Europe, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	Luxembourg
Stefan Lippe	45	Division Head - Bavarian Re, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address); CEO, Bayerische Ruck, Munich, Germany (1993-Present)	German
Pierre L. Ozendo	50	Division Head - Asia, Member of the Executive Board of Ultimate Parent	CEO & Managing Director, Union Re, Zurich (1995-1998)	France
Bruno O. Porro	56	Division Head - Reinsurance & Risk, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	Swiss
Yury Zaytsev	51	Division Head - Information Technology, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	USA
Erwin K. Zimmerman	48	Division Head - Swiss Re New Markets, Member of the Executive Board of Ultimate Parent; Director of Parent	C/o Ultimate Parent (Present Business Address)	German

			Principal Occupation,
			Business Address and Five-
			Year Employment History
			(if not position with, or not
		Position with Ultimate	business address of, Ultimate
Name	Age	Parent, Parent or Purchaser	Parent, Parent or Purchaser)	Citizenship

David H. Atkins	66	Director of Parent	Senior Advisor, Lang Michener, BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario, Canada M5J 2T7	British
F. Sedgewick Browne	59	Director of Parent	Partner, Morgan, Lewis & Bockius, 101 Park Avenue, New York, NY 10178	USA
Thomas H. Fox	58	Director of Parent	Retired; formerly Managing Director, JP Morgan & Company Inc.	USA
William L. Musser, Jr.	58	Director of Parent	General Partner, New Frontier Capital, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022	USA
Prakash A. Shimpi	42	Director of Parent	Managing Principal (US), Swiss Re New Markets Corporation, 55 E. 52nd Street (44th Floor), New York, NY 10055	Singapore
Chris C. Stroup	40	Director of Parent; Director and President of Purchaser	Director and President & Chief Executive Officer of Swiss Re Life & Health America Inc., 969 High Ridge Road, Stamford, CT 06905; formerly with Life Re Corp. & certain of its subsidiaries (1996-1998)	USA
John C. Sweeney	56	Director of Parent	President and Chief Executive Officer, Swiss Re Investors, Inc., 55 E. 52nd Street, New York, NY 10055	USA
N. David Thompson	66	Director of Parent	Retired; formerly Chairman and Chief Executive Officer, Swiss Re America Holding Corporation	USA
Charles G. Watson	69	Director of Parent	Retired; formerly Managing Partner, Brundage, Story & Rose	USA
W. Weldon Wilson	40	Director and Vice President and General Counsel of Purchaser	Director and Executive Vice President & General Counsel of Swiss Re Life & Health America Inc., 969 High Ridge Road, Stamford, CT 06905; formerly with Life Re Corp. & certain of its subsidiaries (1991-1998)	USA

			Principal Occupation,
			Business Address and Five-
			Year Employment History
			(if not position with, or not
		Position with Ultimate	business address of, Ultimate
Name	Age	Parent, Parent or Purchaser	Parent, Parent or Purchaser)	Citizenship

Alan Head	44	Director and Vice President, Chief Financial Officer and Treasurer of Purchaser	Director and Executive Vice President & Chief Financial Officer of Swiss Re Life & Health America Inc., 969 High Ridge Road, Stamford, CT 06905; formerly with Life Re Corp. & certain of its subsidiaries (1994-1998)	USA
Robert L. Beisenherz	55	Director and Executive Vice President of Swiss Re Life & Health America Inc., a direct subsidiary of Parent	Swiss Re Life & Health America Inc., 8301 East Prentice Avenue, Suite 303, Denver, CO 80111; formerly with Life Re Corp. & certain of its subsidiaries (1995-1998)	USA

      Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Designees, subject to the requirements of Rule 14f-1.

      None of the Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to the best of their knowledge, none of the Designees or any of their affiliates (i) has a familial relationship with any directors or executive officers of the Company, (ii) beneficially owns any securities (or any rights to acquire such securities) of the Company or (iii) has been involved in any transactions with the Company or any directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, except as disclosed herein.

      Parent and Purchaser have advised the Company that none of the Designees, during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such Designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such Designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibited activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

CURRENT MEMBERS OF THE BOARD

      JAMES C. COMIS, III, Age 36. Mr. Comis has served as a director of the Company since June 13, 2000. Since August 1990, he has been a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Comis has been engaged in sponsoring and investing in private equity transactions since 1990. Mr. Comis is also a director of National-Oilwell, Inc., a manufacturer and distributor of oilfield equipment, and Trico Marine Services, Inc., a provider of marine support vessels to the oil and gas industry.

      JOHN T. SHARPE, Age 64. Mr. Sharpe has served as Vice Chairman of the Board since June 13, 2000. Since 1997 he has been a consultant and currently provides consulting services to the Company and other organizations. From September 1995 until December 1996, Mr. Sharpe was Chairman of the Board of Directors of Transport Holdings, Inc., which owned Transport Life Insurance Company. From 1987 until September 1995, Mr. Sharpe was employed by the Travelers Group, Inc. and/or certain of its affiliates and predecessor companies in various executive capacities.

      FRANK W. HARRISON, SR., Age 66. Mr. Harrison has served as a director of the Company since November 9, 2000. From 1995 to 2000, Mr. Harrison served as Chief Executive Officer and Vice Chairman of TTI Industries, Inc., a manufacturer and seller of pesticide products. From 1986 to 1994, Mr. Harrison served as Chairman of the Board and President of International Research and Securities, Inc., an investments business.

      LARRY D. JAYNES, Age 55. Mr. Jaynes has served as a director of the Company since June 13, 2000. From 1997 to present, he has been a Director, President and Chief Executive Officer of Fashion Glass and Mirror, Ltd. From 1989 to 1997, Mr. Jaynes was the managing partner of public accounting firm Jaynes, Reitmeier, Boyd & Therrell. Previously, Mr. Jaynes was employed by KPMG Peat Marwick for 2 years and Main Hurdman for 17 years. Mr. Jaynes is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

      BERNARD RAPOPORT, Age 83. Mr. Rapoport is the President, Chief Executive Officer and Chairman of the Board of the Company. He was elected Chief Executive Officer and Chairman on June 13, 2000 and has served as President since August 2000. In 1951, Mr. Rapoport founded American Income Life Insurance Company, where he served as President, Chief Executive Officer and Chairman of the Board until September 1999. Since October 1999, Mr. Rapoport has served as Chairman Emeritus of American Income Life Insurance Company. Mr. Rapoport currently has an agreement with Torchmark Corp., which owns American Income Life Insurance Company, to provide political consulting services.

      ROBERT N. SHEEHY, JR., Age 40. Mr. Sheehy has served as a director of the Company since June 13, 2000. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Sheehy has been engaged in sponsoring and investing in private equity transactions since 1996.

COMMITTEES OF THE BOARD OF DIRECTORS

Prior to June 13, 2000

      Until the reorganization of the Company in June 2000, the committees of the Board consisted of: an Executive Committee composed of David C. Smith and Keith A. Maib; a Compensation Committee composed of Thomas A. Player (Chairman), Allan D. Greenberg, Mr. Smith and Kenneth Roman (who resigned from the Board on March 1, 2000); an Audit Committee composed of Messrs. Smith (Chairman), Greenberg and Player; a Finance Committee composed of Messrs. Maib (Chairman) and Smith; a Governance (Nominating) Committee composed of Bruce W. Schnitzer and Mr. Smith; a Compliance Committee composed of Messrs. Player (Chairman) and Greenberg; and a Stock Option Committee composed of Mr. Player. None of these persons continued to serve on the Board or any committees after the reorganization of the Company was consummated in June 2000.

After June 13, 2000

      In August 2000, the Board established a Compensation Committee and an Audit Committee and has maintained those committees to the present date.

COMPENSATION COMMITTEE

      The Compensation Committee is composed of three members: John T. Sharpe, who currently serves as Chairman, James C. Comis, III and Bernard Rapoport. The Compensation Committee is responsible for reviewing and approving all salary, bonus and other direct or incentive compensation for each employee of the Company and its affiliates, including the Company’s executive officers, whose total compensation exceeds or will exceed $75,000 per year. The Compensation Committee is responsible for establishing bonus and other incentive compensation plans and for establishing a date and procedures for annual review of performance and compensation of executive officers of the Company and its affiliates.

REPORT OF THE COMPENSATION COMMITTEE

Compensation Philosophy

      The Company’s goal is to provide a total compensation package that will enable the Company to attract and retain key executives and to promote the long-term success of the Company and its subsidiaries by providing appropriate financial incentives to key executives who are in positions to make significant contributions toward such success. The executive compensation program currently consists of a base salary and annual incentive compensation in the form of performance bonuses.

Base Salary and Annual Incentive Compensation

      The Compensation Committee’s objective is to maintain executive base salaries that are reflective of the financial performance of the Company and the individual executive’s experience, responsibility level and performance, and that are competitive with the salary levels of executives at other companies of similar size engaged in the same or similar lines of business. The actual amount of each executive’s base salary reflects and is adjusted on a subjective basis for such factors as leadership, commitment, attitude, motivational effect, level of responsibility, prior experience and extraordinary contributions. The Compensation Committee also oversees the setting of any annual bonus or incentive compensation awarded to executive officers, with the objective of providing appropriate incentives to executive officers to maximize their own and the Company’s performance. The Compensation Committee does not believe that bonuses can be awarded based on a predetermined formula so the amount of each executive officer’s cash bonus is based on a subjective evaluation of many factors, such as performance, leadership, commitment, attitude, motivational effect, level of responsibility, prior experience and extraordinary contributions. The minimum base salary to which Mr. Rapoport, Mr. Little and Mr. Commons, all executive officers of the Company, are entitled is specified in their respective employment agreements. See “EMPLOYMENT AGREEMENTS.”

Stock Option Awards

      At present, the Company has no stock option plan. The Board awarded stock options and stock to certain consultants, directors, executive officers and key employees in June 2000 in connection with the Company’s reorganization and subsequently to induce certain officers and a director to join the Company, to enable those persons to participate in the long-term success and growth of the Company and provide an appropriate incentive for performance.

Compensation of the Chief Executive Officer

      Under the terms of his employment agreement, Mr. Rapoport receives an annual base salary of $200,000. This base salary is subject to annual review and potential increase by the Board. Mr. Rapoport is also entitled to receive a bonus based upon executive performance and operating results during each year. Given that the Company’s reorganization was completed at midyear, Mr. Rapoport was not awarded a bonus for 2000. See “EMPLOYMENT AGREEMENTS.”

Compensation of the Former Chief Executive Officer

      In January 2000, as a result of the sale of the Company’s Waco, Texas operations and the then pending sale of the Company’s Dallas, Texas operations, Keith A. Maib, the Company’s President and Chief Executive Officer, became entitled to terminate his employment agreement dated July 1, 1998 for good reason (as defined in the employment agreement). As a result, a severance payment of $3,403,467, the amount of which was determined by reference to base salary, bonus and benefits, was paid to Mr. Maib under his employment agreement. The Company determined, however, that the continued employment of Mr. Maib as its chief executive officer was crucial to the successful implementation and consummation of the Company’s planned Chapter 11 bankruptcy proceeding and related events. Therefore, on January 28, 2000, the Company and Mr. Maib entered into agreements under which Mr. Maib was entitled to receive an annual base salary of $250,000 and a performance bonus not to exceed $300,000. Upon termination of Mr. Maib’s employment in connection with the reorganization of the Company in June 2000, the Company paid him base salary accrued through the date of such termination and did not pay any bonus.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER

PARTICIPATION

      From January 1, 2000 to June 13, 2000, the Compensation Committee was composed of Thomas A. Player, Allan D. Greenberg and David C. Smith. None of them were officers or employees of the Company or had any relationship otherwise requiring disclosure under this section.

      After the Company’s reorganization in June 2000, Bernard Rapoport, President, Chief Executive Officer and Chairman of the Board, John T. Sharpe, the Vice Chairman of the Board and a consultant to the Company, and James C. Comis, III served on the Compensation Committee.

      John T. Sharpe and the Company have entered into a consulting agreement. See “DIRECTOR COMPENSATION — After June 13, 2000.”

      In connection with the reorganization of the Company, Inverness/ Phoenix Capital, LLC and its affiliates agreed to purchase up to 85.7% of the shares of common stock not otherwise subscribed for by the holders of existing preferred stock of the Company pursuant to a rights offering. In connection therewith, Inverness/ Phoenix Capital, LLC and its affiliates were paid an underwriting commitment fee of $1,178,571 in cash. James C. Comis, III, may be considered a controlling person of Inverness/ Phoenix Capital, LLC and its affiliates. See “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.”

AUDIT COMMITTEE

      The Audit Committee is composed of three members: Larry D. Jaynes, who currently serves as Chairman, Frank W. Harrison, Sr. and Robert N. Sheehy, Jr. Messrs. Jaynes and Harrison are independent directors, as that term is defined in Marketplace Rule 4200 of the rules of the National Association of Securities Dealers, Inc. (“NASD”). The Board believes that Mr. Sheehy, a Managing Director of Inverness Management L.L.C., which is a member of the Company’s largest stockholder group, also qualifies as an independent director, but acknowledges that a contrary conclusion was reached by Nasdaq analysts in connection with the Company’s application for listing of common stock on the Nasdaq National Market during 2000. NASD Marketplace Rule 4350(d)(2)(B) permits one director who is not an independent director, as defined in NASD Marketplace Rule 4200, and who is not a current employee of the Company or an immediate family member of such employee, to be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by that individual is required by the best interests of the Company and its stockholders and if the Company otherwise complies with the requirements of such Rule. In November 2000, the Board determined that it is in the best interests of the Company and its stockholders for Mr. Sheehy, who is a trained and experienced financial analyst knowledgeable in accounting matters and who has played and continues to play a key role as a member of the Audit Committee, to continue to serve as a member of the Audit Committee pursuant to the exception provided by NASD Marketplace Rule 4350(d)(2)(B).

      The Audit Committee provides assistance to the Board in fulfilling its oversight responsibility to stockholders, potential stockholders, the investment community, and others relating to the Company’s financial statements and financial reporting process, systems of internal accounting and financial controls and internal audit function, the annual independent audit of the Company’s financial statements, and any legal compliance and ethics programs established by management and the Board. In August 2000, the Board approved and adopted a written Charter of the Audit Committee, which is attached as Appendix A to the Company’s Proxy Statement dated as of April 20, 2001 for the Company’s 2001 Annual Meeting of Shareholders.

BOARD AND COMMITTEE ATTENDANCE

Prior to June 13, 2000

      The Company’s Board met nine times from January 1, 2000 to June 12, 2000. The Audit Committee met four times, the Compensation Committee met four times, and the Finance Committee met once during that period.

After June 13, 2000

      The Board met four times from June 13, 2000 to December 31, 2000. The Audit Committee met two times during that period. The Compensation Committee did not meet in 2000, but met once in April 2001. Each of the Company’s incumbent directors attended at least 75% of the aggregate number of regular and special meetings of the Board and applicable committees which were held in 2000 during their tenure.

DIRECTOR COMPENSATION

Prior to June 13, 2000

      Prior to the reorganization of the Company in June 2000, directors who were not officers or salaried employees of the Company (“Non-Employee Directors”) received a fee of $2,000 for each meeting of the Board attended. Each Non-Employee Director who was a member of a committee of the Board also received a fee of $1,000 for each meeting of such committee at which such director was present. Directors were entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board or committees thereof. Each Non-Employee Director received an annual retainer of $30,000 and also received an annual retainer of $5,000 for each committee chaired. Mr. Smith, who was a Non-Employee Director, received compensation of $91,667 for his services as Chairman of the Board during 2000.

After June 13, 2000

      Since the reorganization of the Company in June 2000, directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board or committees thereof. In addition, each Non-Employee Director receives a fee of $1 for each meeting of the Board at which such director is present and also receives a fee of $1 for each meeting attended of any committee of which he is a member. Directors do not receive fees for the execution of written consents in lieu of meetings of the Board or committees.

      John T. Sharpe and the Company entered into a Consulting Agreement for a term of one year commencing on June 13, 2000. This agreement will automatically renew for an additional one-year term on subsequent anniversary dates unless either the Company or Mr. Sharpe elects to terminate. Mr. Sharpe is paid a monthly consulting fee of $9,000, and the Company reimburses Mr. Sharpe monthly for (i) rent, telephone expenses, insurance expenses and electrical expenses not to exceed $3,500 per month, and (ii) up to $3,900 per month for an administrative assistant. These expense reimbursements will not be paid after January 31, 2003.

      Pursuant to stock option agreements, John T. Sharpe has the right to acquire 170,000 shares of common stock at a purchase price of $12.50 and 10,600 shares of common stock at a purchase price of $15.00. Mr. Sharpe may exercise all or any portion of these options at any time and from time to time prior to their expiration on June 13, 2010 and June 16, 2010, respectively.

      Pursuant to a stock option agreement, Frank W. Harrison, Sr. has the right to acquire 10,000 shares of common stock at a purchase price of $13.25. Mr. Harrison may exercise all or any portion of these options at any time and from time to time prior to their expiration on November 9, 2010.

      Pursuant to a Stock Option Agreement, Larry D. Jaynes has the right to acquire 50,000 shares of common stock at a purchase price of $15.00. Mr. Jaynes may exercise all or any portion of these options at any time and from time to time prior to their expiration on June 16, 2010.

      In connection with the reorganization of the Company in June 2000, Robert N. Sheehy, Jr. received 500 shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Beneficial Ownership

      The following table sets forth, as of April 6, 2001, the ownership of the outstanding shares of common stock, in both absolute and percentage terms, of (i) persons known by the Company to own beneficially more than 5% of the outstanding shares of common stock, (ii) all directors of the Company, (iii) the Chief Executive Officers during 2000, the other most highly compensated executive officers of the Company who received more than $100,000 in salary and bonus in 2000 and held positions as executive officers on December 31, 2000, and two former executive officers who served as executive officers during the year but were not executive officers as of December 31, 2000, and (iv) the executive officers and directors of the Company as a group.

	Number of Shares
	Beneficially	Percent of
Name and Address of Beneficial Owner	Owned(1)	Class

James C. Comis, III(2)	3,071,695	33.9%
c/o Inverness Management I LLC
660 Steamboat Road
Greenwich, Connecticut 06830

W. McComb Dunwoody(2)	3,071,695	33.9%
660 Steamboat Road
Greenwich, Connecticut 06830

Phoenix Investment Partners, Ltd.(2)	3,071,695	33.9%
56 Prospect Street
Hartford, Connecticut 06115

Phoenix Home Life Mutual Insurance Company(2)	530,257	5.9%
One American Row
Hartford, Connecticut 06115

Inverness Group(2)	3,071,695	33.9%
c/o Inverness Management I LLC
660 Steamboat Road
Greenwich, Connecticut 06830

Bernard Rapoport(3)	1,900,000	20.3%
510 Valley Mills Drive, Suite 504
Waco, Texas 76710

Joshua G. Welch(4)	1,242,000	13.7%
230 Park Avenue, 7th Floor
New York, New York 10169

Vicuna Capital I LP(4)	988,970	10.9%
230 Park Avenue, 7th Floor
New York, New York 10169

Hanawalt Associates, LLC(5)	525,900	5.8%
153 East 53rd Street, 43rd Floor
New York, New York 10022

John T. Sharpe(6)	420,600	4.5%

	Number of Shares
	Beneficially	Percent of
Name and Address of Beneficial Owner	Owned(1)	Class

Frank W. Harrison, Sr.(7)	11,000	*

Larry D. Jaynes(8)	50,000	*

Robert N. Sheehy, Jr.(9)	500	*

David A. Commons	0	*

David. B. Little	10,000	*

Jana G. Sappenfield(8)	95,000	1.0%

Directors and Executive Officers as a Group(9)	5,558,795	57.3%

*	Represents less than 1%

(1)	Unless otherwise noted, beneficial owners have sole voting and investment power.

(2)	James C. Comis, III (“Comis”) and W. McComb Dunwoody (“Dunwoody”) are controlling members of certain limited liability companies that have indirect interests in four entities that directly own shares of common stock: Inverness/ Phoenix Capital LLC (the “General Partner”) (8,000 shares); Brown’s Dock, LLC (“Brown’s Dock”) (530,257 shares); and Inverness/ Phoenix Partners, LP (the “Fund”) and Executive Capital Partners I, L.P. (the “Executive Fund”) (collectively, 2,533,438 shares). The relationships among these individuals and entities and certain intermediate entities are as follows: (i) the General Partner both owns shares directly and is the general partner of the Fund and the Executive Fund; (ii) DCPM Holdings, Inc. (“DCPM”) is a member of the General Partner; (iii) Phoenix Home Life Mutual Insurance Company (“Phoenix”) is a member of Brown’s Dock; (iv) Phoenix Investment Partners, Ltd. (“PXP”) is a member of Brown’s Dock and owns all of the outstanding stock of DCPM; (v) Inverness Management Fund I LLC (“Inverness”) is a member of Brown’s Dock and is a member of the General Partner; (vi) WMD LLC (“WMD”) is a controlling member of Inverness; (vii) Dunwoody is a controlling member of WMD; (viii) J.C. Comis LLC (“JCC”) is a controlling member of Inverness; and (ix) Comis is a controlling member of JCC. Brown’s Dock, the Fund, the Executive Fund, DCPM, Phoenix, PXP, Inverness, WMD, JCC, Dunwoody and Comis may be deemed to constitute a “group” (the “Inverness Group”) for purposes of Section 13(d)(3) of the Act. The foregoing information is taken from a Schedule 13D filed August 23, 2000.

(3)	Includes 300,000 shares which may be acquired upon the exercise of options.

(4)	Mr. Welch is managing member of Vicuna Partners LLC, which is in turn the general partner in each of Vicuna Capital I L.P. (“Capital”) and WNP Investment Partnership, L.P. (“WNP”). Capital and WNP own 988,970 shares and 251,030 shares of common stock, respectively. Mr. Welch is also managing member of Vicuna Advisors LLC, which is the investment advisor to Capital and WNP. The foregoing information is taken from a Schedule 13D filed October 12, 2000.

(5)	Hanawalt Associates, LLC is the general partner in several limited partnerships that own in the aggregate 525,900 shares of common stock. Hanawalt disclaims beneficial ownership of such shares. The foregoing information is taken from a Schedule 13D filed February 14, 2001.

(6)	Mr. Sharpe beneficially owns 240,000 shares of common stock currently held in the name of SLM Investment, LP, Sharpe Taylor Investments, Ltd. and JTS Family Limited Partnership #14. Includes 180,600 shares which may be acquired upon the exercise of options.

(7)	Mr. Harrison has shared voting power and shared investment power as to 1,000 shares of common stock held in the name of his wife, Elizabeth Ann Harrison. Includes 10,000 shares which may be acquired upon the exercise of options.

(8)	Represents shares which may be acquired upon the exercise of options.

(9)	Includes a total of 635,600 shares which may be acquired upon the exercise of options and 3,071,695 shares attributable to Mr. Comis (see note 2).

Change of Control

      On June 13, 2000, the Company (formerly PennCorp Financial Group, Inc.) consummated a plan of reorganization (the “Plan”) under chapter 11 of the United States Bankruptcy Code. The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware on June 5, 2000. The Company entered bankruptcy proceedings in connection with an agreement between the Company and Reassure America Life Insurance Company, an indirect U.S. subsidiary of Swiss Re Insurance Company (“Swiss Re”). During the course of these proceedings, a group of investors consisting of Inverness/ Phoenix Capital LLC (“Inverness/ Phoenix”), Vicuna Advisors, L.L.C. (“Vicuna Advisors”), Bernard Rapoport and John T. Sharpe submitted a recapitalization offer that the Company determined was superior to the Swiss Re agreement. The Company determined to terminate the Swiss Re agreement (causing payment of a $6,000,000 termination fee by the Company to Swiss Re) and adopt the Plan, which was based upon the second recapitalization offer.

      All shares of the Company’s existing common stock were cancelled without consideration to the holders under the Plan.

      Holders of the Company’s existing $3.375 Convertible Preferred Stock and $3.50 Series II Preferred Stock (collectively, the “Preferred Stock”) received an aggregate 5,175,000 shares of new common stock on a share-for-share basis in exchange for all of the outstanding shares of Preferred Stock. These shares represented 57.3% of the outstanding common stock following the recapitalization. Holders of the Preferred Stock also received rights to purchase .3787 shares of the new common stock at a price of $12.50 per share for each share of Preferred Stock held; the 1,960,000 shares subject to the rights represented 21.6% of the outstanding common stock following the recapitalization. In connection with this rights offering, Inverness/ Phoenix and Vicuna Advisors agreed to purchase any shares not subscribed. The obligations under the standby purchase agreement were allocated 85.7% to Inverness/ Phoenix and 14.3% to Vicuna Advisors. Inverness/ Phoenix and its affiliates ultimately purchased 1,227,563 shares of new common stock in the rights offering and Vicuna Advisors and its affiliates purchased 301,670 shares. The remaining 430,767 shares were purchased by other holders of the Preferred Stock. Inverness/ Phoenix and its affiliates owned approximately 30% of the outstanding Preferred Stock immediately prior to the consummation of the Plan. Inverness/ Phoenix and Vicuna Advisors received $1,178,571 and $196,429, respectively, in underwriting commitment fees.

      The Company issued 1,600,000 shares of common stock to Mr. Bernard Rapoport, the Company’s new Chairman and Chief Executive Officer, for an aggregate purchase price of $20,000,000, paid from personal funds, representing 18% of the outstanding common stock following the recapitalization. The Company issued 240,000 shares of common stock to certain family partnerships controlled by John T. Sharpe, the Company’s new Vice-Chairman, for an aggregate purchase price of $3,000,000, paid from personal funds, representing 3% of the outstanding common stock following the recapitalization. The agreements between the Company and Messrs. Rapoport and Sharpe contained certain indemnifications by the Company and provided for registration rights with respect to the shares of common stock issued under the agreements.

      The Company awarded 60,000 shares of common stock to certain executive officers pursuant to their employment agreements, awarded 24,000 shares of common stock to William McCormick, a consultant, and granted options to purchase 585,000 shares of common stock at $12.50 per share to certain consultants, officers, directors and employees of the Company, including options to acquire 170,000 shares granted to Mr. Sharpe and options to acquire 225,000 shares granted to Mr. Rapoport. The Company entered into a consulting agreement with Mr. Sharpe. See “COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION” for more information on the consulting agreement.

      In total, the Company issued 9,059,000 shares of common stock in the recapitalization pursuant to the Plan, and all outstanding shares of the Preferred Stock and shares of the Company’s existing common stock were cancelled pursuant to the Plan.

      The table below depicts the percentage of voting securities of the Company now beneficially owned directly or indirectly by the persons and entities who acquired control of the Company pursuant to the Plan.

Percentage
Holder	Ownership

Inverness Group	34%

Bernard Rapoport	18%

Vicuna Group	14%

John Sharpe	3%

      See “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, above for more information regarding ownership among the individuals and entities participating in the Plan.

      In addition, pursuant to the Plan the Company entered into a new senior secured revolving credit agreement with ING (U.S.) Capital, LLC and certain other lenders pursuant to which the Company may borrow up to $95,000,000. The features of the credit agreement include the availability of a $15,000,000 revolving loan and a $80,000,000 term loan with interest rates that vary with designated market reference interest rates. Loans made under the credit agreement are secured by the Company’s pledge of the stock of certain of its subsidiaries. The Company used $81,000,000 of loan proceeds from this credit facility and approximately $100,000,000 in cash to repay all outstanding amounts owing under its existing senior credit agreement and its 9.25% senior subordinated notes due 2003 as part of its recapitalization pursuant to the Plan.

EXECUTIVE OFFICERS

      In addition to Mr. Rapoport, who also serves as a director, Jana G. Sappenfield, James L. Young, David A. Commons and David B. Little serve as executive officers of the Company.

      JANA G. SAPPENFIELD, Age 47, Executive Vice President and Chief Operating Officer. Ms. Sappenfield joined the Company as a consultant in May 2000 and was elected as Executive Vice President and Chief Operating Officer of the Company on August 7, 2000. From 1997 to May 2000, Ms. Sappenfield was the Executive Vice President and Chief Operating Officer of Payroll Transfers, Inc. For ten years prior to 1997, Ms. Sappenfield was employed by Transport Life Insurance Company in various executive officer capacities. Ms. Sappenfield has approximately 13 years of experience in the life and health insurance industry.

      JAMES L. YOUNG, Age 40, Senior Vice President, General Counsel and Assistant Secretary. Mr. Young joined the Company in July 2000 as Vice President, General Counsel and Assistant Secretary. On November 9, 2000, Mr. Young was promoted to Senior Vice President. From April 1997 to July 2000, Mr. Young served as Vice President and Associate General Counsel of Conseco Inc. and subsidiaries. From December 1995 to April 1997, Mr. Young served as Assistant Vice President and Corporate Counsel of Transport Holdings, Inc. and its principal subsidiary Transport Life Insurance Company. Prior to December 1995, Mr. Young served as an executive officer and legal counsel with a number of life and health insurance companies and engaged in the private practice of law with two major law firms.

      DAVID A. COMMONS, Age 47, Senior Vice President and Chief Financial Officer. Mr. Commons was elected Senior Vice President and Chief Financial Officer of the Company on June 13, 2000. Prior to his election, Mr. Commons held various executive officer positions with the Company and its affiliates since 1992. Mr. Commons is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Commons worked as an independent auditor for 15 years for public accounting firms Martin W. Cohen & Company and Coopers & Lybrand prior to joining the Company.

      DAVID B. LITTLE, Age 49, Senior Vice President and Chief Administrative Officer. Mr. Little was elected Senior Vice President and Chief Administrative Officer of the Company on June 13, 2000. Since January 1998, Mr. Little has served as Senior Vice President and Chief Information Officer of the Company’s

service subsidiary. From September 1996 to November 1997, Mr. Little served as Vice President and Chief Information Officer of Zurich Kemper Life Insurance Company. From October 1995 to September 1996, Mr. Little was the Director of Outsourcing for Policy Management Systems Corporation.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

      The following table sets forth, for 1998, 1999 and 2000, the cash compensation as well as certain other compensation paid to or earned by (i) the Chief Executive Officers during 2000, (ii) the other most highly compensated executive officers of the Company who received more than $100,000 in salary and bonus in 2000 and held positions as executive officers on December 31, 2000, and (iii) two former executive officers who served as executive officers during the year but were not executive officers as of December 31, 2000 (collectively, the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
Name and		Salary	Bonus	Compensation	Awards	Options/SARs	Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)	(#)	($)	($)

Bernard Rapoport —	2000	110,641	—	82,769	—	300,000	—	—
President and Chief	1999	—	—	—	—	—	—	—
Executive Officer (1)	1998	—	—	—	—	—	—	—
Keith A. Maib —	2000	138,252	—	—	—	—	—	3,412,688
President, Chief Executive	1999	499,992	545,000	4,590	—	—	—	68,234
Officer and Chief	1998	235,641	600,000	—	—	600,000	—	268,426
Operating Officer (2)
Jana G. Sappenfield —	2000	173,528	28,125	7,266	—	95,000	—	24,744
Executive Vice President	1999	—	—	—	—	—	—	—
and Chief Operating	1998	—	—	—	—	—	—	—
Officer (3)
David A. Commons —	2000	145,833	100,000	—	—	15,000	—	11,083
Senior Vice President and	1999	138,750	100,013	—	—	—	—	5,932
Chief Financial Officer (4)	1998	135,000	50,750	—	—	—	—	7,880
David B. Little —	2000	180,834	406,154	—	—	15,000	—	10,482
Senior Vice President and	1999	175,000	206,500	—	—	—	—	5,319
Chief Administrative	1998	173,333	98,206	—	—	—	—	6,847
Officer (5)
James P. McDermott —	2000	119,678	—	179,743	—	—	—	3,195,495
Executive Vice President	1999	400,008	575,000	—	—	—	—	5,633
and Chief Financial	1998	337,083	677,000	—	—	475,817	—	17,388
Officer (6)
Scott D. Silverman —	2000	115,568	—	264,608	—	—	—	3,347,301
Executive Vice President,	1999	400,008	575,000	—	—	—	—	5,873
Chief Administrative	1998	337,821	727,000	—	—	475,000	—	17,388
Officer, General Counsel
and Secretary (7)

(1)	Mr. Rapoport was elected Chairman of the Board and Chief Executive Officer of the Company on June 13, 2000 and President on August 7, 2000. Mr. Rapoport’s “Other Annual Compensation” consists of payments for costs and expenses related to rent, office supplies and expenses, a personal driver and $21,904 for secretarial support pursuant to his Executive Stock and Employment Agreement.

(2)	Mr. Maib’s employment was terminated on June 13, 2000 in connection with the reorganization of the Company. Mr. Maib’s “All Other Compensation” for 2000 consists of $3,403,467 for severance under an employment agreement dated July 1, 1998, $8,948 for matching and profit sharing contributions made on his behalf pursuant to the Company’s 401(k) retirement and profit sharing plan and $273 for insurance premiums paid by the Company.

(3)	Ms. Sappenfield was elected Executive Vice President and Chief Operating Officer of the Company on August 7, 2000. Ms. Sappenfield’s “Salary” includes $93,144 in consulting fees paid prior to her joining the Company, Ms. Sappenfield’s “All Other Compensation” consists of $12,137 for moving expenses, $3,117 for auto rental expenses, $7,855 for apartment rent, $757 for miscellaneous living expenses, $668 for miscellaneous moving expenses and $210 for insurance premiums paid by the Company.

(4)	Mr. Commons’ “All Other Compensation” for 2000 consists of $9,900 for matching and profit sharing contributions made on his behalf pursuant to the Company 401(k) retirement and profit sharing plan and $1,183 for life insurance premiums paid by the Company.

(5)	Mr. Little’s “Bonus” consists of a $46,154 prorated bonus and a $78,330 special bonus pursuant to his employment agreement, guaranteed bonuses of $78,330 and $78,340 paid on June 13, 2001 and June 13, 2002, respectively, if Mr. Little is employed with the Company on such dates; and a $125,000 stock award. Mr. Little’s “All Other Compensation” for 2000 consists of $9,900 for matching and profit sharing contributions made on his behalf pursuant to the Company 401(k) retirement and profit sharing plan and $582 for insurance premiums paid by the Company.

(6)	Mr. McDermott’s employment was terminated on June 13, 2000 in connection with the reorganization of the Company. Mr. McDermott’s “Other Annual Compensation” consists of payments to outside consultants for personal legal and tax consulting and $177,743 for reimbursement of taxes payable on personal loans forgiven. Mr. McDermott’s “All Other Compensation” for 2000 consists of $2,983,336 for severance under an employment agreement dated May 22, 1998, $202,050 for forgiveness of principal and interest on personal loans, $9,900 for matching and profit sharing contributions made on his behalf pursuant to the Company’s 401(k) retirement and profit sharing plan, and $209 for insurance premiums paid by the Company. Does not include any amounts relating to a non-recourse loan made to Mr. McDermott in 1997 in the principal amount of $310,380 for the purchase of 10,000 shares of Company common stock. The shares were surrendered to the Company in February 2000 in full satisfaction of the outstanding principal and interest which accrued at the rate of 6.23% per annum.

(7)	Mr. Silverman’s employment was terminated on June 13, 2000 in connection with the reorganization of the Company. Mr. Silverman’s “Other Annual Compensation” consists of payments to outside consultants for personal legal and tax consulting and $263,608 for reimbursement of taxes payable on personal loans forgiven. Mr. Silverman’s “All Other Compensation” for 2000 consists of $3,062,930 for severance under an employment agreement dated May 22, 1998, $276,020 for forgiveness of principal and interest on personal loans gross up of loan, $8,118 for matching and profit sharing contributions made on his behalf pursuant to the 401(k) retirement and profit sharing plan, and $233 for insurance premiums paid by the Company. Does not include any amounts relating to a non-recourse loan made to Mr. Silverman in 1997 in the principal amount of $310,380 for the purchase of 10,000 shares of Company common stock. The shares were surrendered to the Company in February 2000 in full satisfaction of the outstanding principal and interest which accrued at the rate of 6.23% per annum.

      The following table shows options granted to the Named Executive Officers during the fiscal year ended December 31, 2000. There were no stock appreciation rights (“SARs”) granted in 2000.

OPTION/ SAR GRANTS IN 2000

	Individual Grants

	Number of	% of Total			Grant
	Securities	Options/SARs			Date
	Underlying	Granted to			Present
	Options/SARs	Employees in	Exercise/Base	Expiration	Value
Name	Granted (#)	Fiscal Year	Price ($/Sh)	Date	(4)($)

Bernard Rapoport(1)	225,000	25.3%	12.50	June 13, 2010	1,099,755
	75,000	8.4%	15.00	June 16, 2010	439,897

Keith A. Maib	—	—	—	—	—

Jana G. Sappenfield(2)	21,000	2.4%	12.50	June 13, 2010	162,531
	74,000	8.3%	13.00	August 7, 2010	422,292

David A. Commons(3)	15,000	1.7%	12.50	June 13, 2010	99,831

David B. Little(3)	15,000	1.7%	12.50	June 13, 2010	99,831

James P. McDermott	—	—	—	—	—

Scott D. Silverman	—	—	—	—	—

(1)	On June 13, 2000, Mr. Rapoport was granted 225,000 options, which were exercisable on the date of grant, and on June 16, 2000, Mr. Rapoport was granted 75,000 options, which were exercisable on the date of grant.

(2)	On June 13, 2000, Ms. Sappenfield was granted 21,000 options, which were exercisable on the date of grant, and on August 7, 2000, Ms. Sappenfield was granted 74,000 options, which were exercisable on the date of grant.

(3)	Amount represents a single grant on June 13, 2000. The options become exercisable in increments of 20%, 50% and 100% on the second, third and fourth grant date anniversaries, respectively.

(4)	Based on the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. Assumptions used in calculating grant date present value under the Black-Scholes model include weighted average risk-free interest rate, weighted average dividend yields, volatility factors and weighted average expected life from date of grant. The fair value of each option grant is estimated on the date of grant using the following weighted average assumptions for 2000: weighted average risk-free interest rate of 6.01%; weighted average dividend yields of 0%; volatility factors of .47%; and weighted average expected life of 3.9 years from grant date.

AGGREGATED OPTION EXERCISES IN 2000 AND

DECEMBER 31, 2000 SAR/OPTION VALUES

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options/ SARs at		In-the-Money
	Shares		December 31,		Options/ SARs at
	Acquired on	Value	2000 (#)		December 31, 2000 ($)(1)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Bernard Rapoport	—	—	300,000	—	168,750	—

Keith A. Maib	—	—	—	—	—	—

Jana G. Sappenfield	—	—	95,000	—	34,250	—

David A. Commons	—	—	—	15,000	—	11,250

David B. Little	—	—	—	15,000	—	11,250

James P. McDermott	—	—	—	—	—	—

Scott D. Silverman	—	—	—	—	—	—

(1)	Represents the market price for the shares of the Company’s common stock on December 29, 2000 of $13.25 less the exercise price for all exercisable and unexercisable options for which the exercise price is less than such market price.

EMPLOYMENT AGREEMENTS

Former Executive Officers

      In January 2000, as a result of the sale of the Company’s Waco, Texas operations and the then pending sale of the Company’s Dallas, Texas operations, Messrs. Maib, McDermott and Silverman became entitled to terminate their employment agreements dated July 1, 1998, May 22, 1998 and May 22, 1998, respectively, for good reason (as defined in their employment agreements). As a result, the amounts of $3,403,467, $2,983,336 and $3,062,930 were paid to Messrs. Maib, McDermott and Silverman, respectively, as severance under their employment agreements.

      The Company determined, however, that the continued employment of Messrs. Maib, McDermott and Silverman was crucial to the successful implementation and consummation of the Company’s planned Chapter 11 bankruptcy proceeding and related events. Therefore, on January 28, 2000, the Company and Messrs. Maib, McDermott and Silverman entered into agreements under which they were entitled to receive an annual base salary of $250,000, $200,000 and $200,000, respectively, and a performance bonus not to exceed $300,000, $200,000 and $200,000, respectively. Upon the termination of Messrs. Maib, McDermott and Silverman in connection with the reorganization of the Company in June 2000, the Company paid each his base salary and any earned and unused vacation accrued through the date of such termination and did not pay any bonuses.

Bernard Rapoport

      On June 13, 2000, the Company entered into an Executive Stock and Employment Agreement with Mr. Rapoport. Under the terms of this employment agreement, Mr. Rapoport is entitled to receive a minimum annual base salary of $200,000 per year and a bonus based upon executive performance and the Company’s operating results during each year. The agreement provides that the Company will reimburse Mr. Rapoport for the costs and expense of maintaining an office in Waco, Texas (including rent, secretarial support, a personal driver and utilities) up to a maximum of $150,000 per annum. The agreement continues until Mr. Rapoport’s employment terminates.

      The Company granted Mr. Rapoport the option to purchase 225,000 shares of common stock at a purchase price of $12.50 per share under the agreement. Mr. Rapoport may exercise all or any portion of these options at any time and from time to time prior to their expiration on June 13, 2010.

      If Mr. Rapoport’s employment is terminated by the Company without “cause”, then during the six-month period commencing on the date of termination the Company must pay to Mr. Rapoport an aggregate amount equal to one-half of his annual base salary, payable in equal installments on the Company’s regular salary payment dates. The employment agreement also provides that, during Mr. Rapoport’s employment period and for a period of six months thereafter, he may not directly or indirectly compete with the business of the Company or its subsidiaries. During this period, Mr. Rapoport also may not directly or indirectly interfere with the Company’s relationship with its employees, customers and suppliers.

David B. Little

      Mr. Little entered into an Employment Agreement with the Company on June 13, 2000. The agreement provides for payment of a minimum base annual salary of $175,000. In accordance with the agreement, Mr. Little was paid a special bonus in the amount of $78,330 on June 13, 2000 and will receive future bonuses of $78,330 on June 13, 2001 and $78,340 on June 13, 2002 if he is employed on such dates. Furthermore, for the period commencing January 1, 2000 through June 13, 2000, Mr. Little will be paid a bonus of $46,154 as specified in the agreement, payable on such date as the Board may determine on or before December 31, 2001.

      Pursuant to this agreement, the Company issued to Mr. Little 10,000 shares of common stock and granted him the option to purchase 15,000 shares of common stock at the purchase price of $12.50 per share. These options vest 20% on the second anniversary date of the grant, 50% on the third anniversary date of the grant and 100% on the fourth anniversary date of the grant and expire on June 13, 2010. These options vest immediately upon the occurrence of termination without good cause or a change of control of the Company. If Mr. Little is terminated for any reason other than his death, permanent disability or good cause, the options, to the extent vested as of the date of such termination, must be exercised if at all within 60 days following the date of such termination.

      If Mr. Little is terminated without cause, he will have the right to receive eight weeks payment of base salary and benefits. However, if Mr. Little’s employment is terminated within six months following a change of control (as defined in the agreement), Mr. Little will have the right to receive, payable in a lump sum, six months base salary. The agreement also provides that, during Mr. Little’s employment period and for a period of six months thereafter, he may not directly or indirectly interfere with the Company’s relationship with its employees, customers and suppliers.

David A. Commons

      Mr. Commons entered into an Employment Agreement with the Company on June 13, 2000. The agreement provides for payment of a minimum base annual salary of $140,000 and a bonus of $32,308 payable on such date as the Board may determine on or before December 31, 2001.

      Pursuant to this agreement, the Company granted Mr. Commons the option to purchase 15,000 shares of common stock at the purchase price of $12.50 per share. These options vest 20% on the second anniversary date of the grant, 50% on the third anniversary date of the grant and 100% on the fourth anniversary date of the grant and expire on June 13, 2010. These options vest immediately upon the occurrence of termination without good cause or a change of control of the Company. If Mr. Commons is terminated for any reason other than his death, permanent disability or good cause, the options, to the extent vested as of the date of such termination, must be exercised if at all within 60 days following the date of such termination.

      If Mr. Commons is terminated without good cause, he will have the right to receive thirteen weeks payment of base salary and benefits. However, if Mr. Commons’ employment is terminated within six months following a change of control (as defined in the agreement), Mr. Commons will have the right to receive, payable in a lump sum, six months base salary. The agreement also provides that, during Mr. Commons’ employment period and for a period of six months thereafter, he may not directly or indirectly interfere with the Company’s relationship with its employees, customers and suppliers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In connection with the reorganization of the Company, Inverness/ Phoenix Capital, LLC and its affiliates agreed to purchase up to 85.7% of the shares of common stock not otherwise subscribed for by the holders of existing preferred stock of the Company pursuant to a rights offering. In connection therewith, Inverness/ Phoenix Capital, LLC and its affiliates were paid an underwriting commitment fee of $1,178,571 in cash. James C. Comis, III may be considered a controlling person of Inverness/ Phoenix Capital, LLC and its affiliates and Robert N. Sheehy, Jr., a director of the Company, is a Managing Director of Inverness/ Phoenix Capital, LLC.

      John T. Sharpe and the Company have entered into a consulting agreement. See “DIRECTOR COMPENSATION — After June 13, 2000.”

STOCK PERFORMANCE GRAPHS

	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	05/31/00

S&P 500	100.00	120.26	157.57	199.57	238.54	230.64

S&P LIFE	100.00	119.30	149.52	153.18	111.98	89.45

PENNCORP*	100.00	122.03	120.97	3.39	1.48	.02

*	PennCorp Financial Group, Inc. was the previous name of the Company prior to consummation of the reorganization plan, which was effective on June 13, 2000.

      The preceding graph compares the performance of the Company’s former common stock with that of the S&P 500 Composite Index and the S&P Life Insurance Index over a measurement period beginning on December 31, 1995. Total stockholder return is calculated using the change in the stock price or index levels from the beginning of the measurement period, adjusted for the reinvestment of dividends on a quarterly basis. The comparison of total return on investment assumes that $100 was invested on December 31, 1995 in each of the Company, the S&P 500 Composite Index, and the S&P Life Insurance Index, with the latter two investments weighted on the basis of market capitalization.

	06/26/00	12/31/00

S&P 500	100.00	90.72

S&P LIFE	100.00	140.26

THE COMPANY	100.00	101.92

      The preceding graph compares the performance of the common stock with that of the S&P 500 Composite Index and the S&P Life Insurance Index over a measurement period beginning on June 26, 2000, the date that the common stock commenced trading. Total stockholder return is calculated using the change in the stock price or index levels from the beginning of the measurement period, adjusted for the reinvestment of dividends on a quarterly basis. The comparison of total return on investment assumes that $100 was invested on June 26, 2000 in each of the Company, the S&P 500 Composite Index, and the S&P Life Insurance Index, with the latter two investments weighted on the basis of market capitalization.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, and regulations promulgated by the SEC thereunder, require the Company’s directors and executive officers and persons who beneficially own more than 10% of the common stock or other equity securities of the Company to file with the SEC initial reports of beneficial ownership (Form 3), reports of changes in beneficial ownership (Form 4) and annual statements of beneficial ownership (Form 5). Executive officers, directors and 10% beneficial owners are required to provide the Company with copies of all Section 16(a) reports they file. To the Company’s knowledge, based on a review of the reports furnished to it and written representations from its executive officers, directors and 10% beneficial owners, all Section 16(a) reporting requirements for the Company’s executive officers, directors and 10% beneficial owners were met in a timely manner during 2000, except for the late filing of a Form 4 for the month of June 2000 by Brown’s Dock.